SANGRA MOLLER llp

B a r r i s t e r s & S o l i c i t o r s

1000 Cathedral Place	Reply Attention of:
925 West Georgia Street
Vancouver, British Columbia	H.S. Sangra
Canada V6C 3L2	Our File No.:
6963 073
Telephone: (604) 662-8808
Facsimile: (604) 669-8803	Direct Line
www.sangramoller.com	(604) 692-3022
Email:
hsangra@sangramoller.com

September 1, 2017

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John P. Nolan, Senior Assistant Chief Accountant, Office of Financial Services
Michael Volley, Staff Accountant

Dear Sirs/Mesdames:

Re:	MFC Bancorp Ltd. (the "Company")
Form 20-F for the year ended December 31, 2016 (the "2016 20-F")
Filed March 31, 2017
File No. 001-04192

We act as counsel for the Company and write in connection with the letter dated August 8, 2017 (the "Comment Letter") from the Securities and Exchange Commission (the "Commission") commenting on the 2016 20-F. On behalf of the Company, we provide the following response to your comments.

For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your question followed by the Company's response thereto. Unless the context otherwise provides, all references herein to dollars or "$" are to Canadian dollars.

Form 20-F

Letter to Shareholders

1.	We note you present Operating EBITDA, a non-IFRS financial measure, prior to the discussion and analysis of the comparable IFRS measure, net loss from continuing operations, which causes your non-IFRS measure to be more prominent than the most directly comparable IFRS measure. Please revise your disclosure in future filings to provide equal or greater prominence of the comparable IFRS measure. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company advises that in future filings references to net loss will be presented in equal or greater prominence than "Operating EBITDA".

September 1, 2017 Page 2

Item 4: Information on the Company

B.  Business Overview, page 13

2.	Please tell us and revise this section in future filings to provide a clear description of each significant product or service performed that generates revenues. The description of each product or service should discuss the principal geographical market, the types of customers served, the approximate % or $ amount of revenues generated, and any other information needed to fully understand your revenue generating activities. We note your current disclosure is overly broad and does not provide an investor with a clear understanding of your main revenue generating businesses. Please note that you should tailor your disclosure to provide the most detailed information on the activities most impacting your financial results and trends. Refer to Item 4.B of Form 20-F.

The Company advises that in future filings it will provide a clear description of each significant product or service performed that generates revenues.

The Company advises that, for the year ended December 31, 2016, its main business was merchant banking, which included its marketing activities, captive supply assets, financial services, proprietary investing activities, hydrocarbon interests and iron ore interest. Under the Company's business model, such activities are interlinked. For example, the Company may market products sourced from its captive supply assets, which include interests acquired through proprietary investing or the Company would provide financial services to its end customers of its marketing activities. The Company's marketing activities, including sales of products from captive supply assets, represented the majority of the Company's revenues in 2016.

The following is a description the Company's material activities, products and services for the year ended December 31, 2016:

●	Marketing Activities - As part of the Company's merchant banking business, it acquires and sells commodity products as a broker-trader, sourcing products from various suppliers globally or selling products sourced through its captive supply assets. In connection with such transactions, the Company may also provide finance, transport, warehousing and delivery for customers. The customers for these activities included steel mills, foundries, refractory customers and users of finished steel and aluminum goods. In 2016, these activities mainly included the following products: steel, ferroalloys, minerals, chemicals and metals (such as zinc and aluminum).

●	Captive Supply Assets - The Company's merchant banking business includes various captive supply assets, including the following interests: (a) its former ferrosilicon production facility located in Norway, which was sold in November 2016 and produced ferrosilicon for sale to steel mills, foundries an refractory customers in Europe as well as microsilica; (b) its zinc alloys processing facility, located in Slovakia, whose customers include steel companies and other related industry suppliers in Europe; (c) a natural gas power plant located in Alberta, Canada and a hydro-electric power plant located in Uganda.

●	Hydrocarbon Interests – The Company has an indirect interest in natural gas, natural gas liquid and, to a lesser extent, oil, producing wells and processing facilities located in Alberta, Canada. Revenues from the sale and processing of such hydrocarbons represented approximately 2% of the Company's revenue in 2016.

September 1, 2017 Page 3

●	Iron Ore Interest – The Company derives revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. As previously disclosed by the Company, the mine operator announced closure of the mine and, in 2015, commenced proceedings under the Companies' Creditors Arrangement Act (Canada) (the "CCAA Proceedings"). In 2017, such proceedings resulted in the assignment of the Wabush mine assets from such operator to Tacora Resources Ltd., which has announced that it intends to re-commence mining operations at the mine. Under the sub-lease, we are entitled to receive minimum royalty payments of $3.25 million per year. Revenues from this interest represented approximately 0.4% of the Company's revenues in 2016.

In 2016, the Company's merchant banking revenues by product were: (i) 45% minerals, chemicals and alloys; (ii) 28% steel products; (iii) 21% metals; (iv) 2% plastics; (v) 2% natural gas; and (vi) 2% other. Geographically, the Company's revenues were generated: (i) 62% from Europe; (ii) 23% from the Americas; (iii) 10% from Asia; (iv) 2% from Canada; and (v) 3% from Africa.

Recent Developments, page 13

3.	Please revise future filings to disclose the impact on your financial results (i.e. quantify the gain or loss, detail the carrying value of assets and liabilities sold/acquired, etc.) for each sale, disposal or acquisition discussed.

The Company advises that in future filings it will disclose the impact on its financial results for each sale, disposal or acquisition discussed therein.

Item 5: Operating and Financial Review and Prospectus

Results of Operation, page 18

4.	We note the following information:

•	you attribute over 95% of your revenues to merchant banking products and services;
•	your merchant banking products and services include marketing activities, captive supply assets, financial services, proprietary investing activities, acquiring commodity products as a broker-trader, ownership of hydrocarbon properties and an iron ore interest;
•	you partly attribute an increase in revenues in 2015 to an increase in your finance and supply chain volumes (page 22);
•	you provide a breakdown of your revenues earned in 2016 (page 19) based on product (e.g. metals, steel, minerals, etc.) but we are unclear how each product corresponds to the services disclosed (e.g. proprietary investing, broker-dealer, captive supply assets, etc.).

To provide an investor with a better understanding of the key activities generating revenue, please tell us and revise future filings to more clearly explain the type of transactions that generated your revenue for each period presented. In future filings please provide an analysis of significant trends as appropriate.

September 1, 2017 Page 4

The Company advises that in future filings it will more clearly explain the type of transactions that generated its revenue for each period presented. Please see the Company's response to question 2 for the requested information.

5.	We note you present a breakdown of your revenues earned in 2016 based on geography on page 19. Please revise future filings to present this information for each period presented in a tabular format and provide an analysis of significant trends as appropriate.

The Company advises that in future filings it will present a breakdown of its revenues for each period presented in a tabular format and will provide an analysis of significant trends as appropriate.

Off-Balance Sheet Arrangements, page 34

6.	Please tell us and revise future filings to more clearly describe the nature and terms of the guarantee obligations under the guarantees you issue to your trade and financing partners. If the guarantee obligation is different for guarantees issued to trade partners as compared to financing partners please ensure your disclosure accurately discusses this and quantify the contingent liabilities for each party separately.

The Company advises that in future filings it will more clearly describe the nature and terms of any guarantee obligations under guarantees issued to its trade and financing partners.

From time to time, the Company issues guarantees of certain payment obligations for its customers in order to facilitate the customer's receipt of payment terms. Generally, this would involve the Company guaranteeing payments by a trade customer to a supplier for supply of raw materials with payment terms. Substantially all of the outstanding guarantees referenced on page 34 of the Company's 2016 20-F were of this type. The Company notes that as at June 30, 2017, such outstanding guarantees were reduced to $4.3 million as a result of the Company exiting certain geographies and products. These guarantee obligations are generally similar in each case.

Item 8: Financial Information

A.  Consolidated Statements and Other Financial Information – Dividend Distributions, page 42

7.	Please revise future filings to describe the nature of any restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances (i.e., borrowing arrangements, regulatory restraints, foreign government, etc.). Refer to Rule 4-08(e) of Regulation S-X.

The Company advises that in future filings it will describe the nature of any restrictions on the ability of its subsidiaries to transfer funds to it in the form of cash dividends, loans or advances.

September 1, 2017 Page 5

Financial Statements

Note 4. Acquisitions of Consolidated Entities, page 86

8.	You disclose that on February 1, 2016 you acquired a western European bank for $142 million which equaled the fair values of the identifiable assets acquired and the liabilities assumed. We also note disclosure on page 53 that you excluded the bank from your assessment of internal controls over financial reporting and that it represented 5.0% of your total assets as of December 31, 2016 which equates to approximately $33 million. Please tell us the amounts recognized at acquisition date for each major class of assets acquired and liabilities assumed. Also, explain the facts and circumstances related to the apparent reduction in assets from the acquisition date to December 31, 2016.

The Company acquired a western European bank (the "Bank") on February 1, 2016. The consideration under the transaction was approximately $142 million, which was equal to the fair value of the identifiable assets acquired and the liabilities assumed thereunder. Subsequent to the acquisition date, but prior to December 31, 2016, the Bank completed returns of capital to its parent (a subsidiary of the Company). As a result, as at December 31, 2016, the Bank's assets were approximately $33 million. The amounts underlying the returns of capital were subject to the control procedures of the Company's other subsidiaries.

On the acquisition date, the amounts recognized for each major class of assets acquired and liabilities assumed were: (i) cash of $118.5 million; (ii) receivables of $0.2 million; (iii) short-term securities of $13.8 million; (iv) property, plant and equipment of $0.1 million; (v) deferred tax assets of $9.9 million; (vi) other assets of $0.1 million; and (vii) accounts payable and accrued liabilities of $0.2 million.

Note 6. Business Segment Information, page 89

9.	Please tell us and revise future filings to disclose revenues from external customers for each product and service, or each group of similar products and services. We note your discussion of merchant banking appears to include different types of products and services. Refer to IFRS 8.32.

The Company advises that in future filings it will disclose revenues from external customers for each product and service, or each group of similar products and services. Please refer to the Company's response to question 2, which includes the requested information.

10.	If revenues or non-current assets from an individual country are material, please tell us and revise future filings to quantify this information. Refer to IFRS 8.33.

The Company advises that in future filings it will quantify any revenues and/or non-current assets from an individual country that are material.

The Company further advises that Note 6 to its audited consolidated financial statements for the year ended December 31, 2016, included in the 2016 20-F, contains a breakdown of revenues and non-current assets by region. This included disclosure of the amount of such non-current assets by individual country where material as at December 31, 2016. The Company further advises that a material portion of its total revenues were from Germany in 2016, which represented $280.6 million of its revenues for the year.

Note 7. Trade Receivables, page 92

11.	Please revise future filings to quantify the amount of trade receivables that are fully covered by credit mitigation instruments.

The Company advises that in future filings it will quantify the amount of trade receivables that are fully covered by credit mitigation instruments.

September 1, 2017 Page 6

12.	Please revise future filings to clarify if you consider credit mitigation instruments when measuring credit impairment and determining the allowance for credit losses.

The Company advises that in future filings it will clarify if it considers credit mitigation instruments when measuring credit impairment and determining the allowance for credit losses.

Note 13. Interests in Resource Properties – Interest in an iron ore mine, page 97

13.	We note your disclosure on page 11 that the operation of the iron ore mine underlying your royalty interest was closed in 2014. Please tell us in detail and revise future filings to more clearly explain where the underlying cash flows will come from to support your $22.2 million net asset recognized as of December 31, 2016. Additionally, we note a $4 million royalty receivable that appears to be related to the iron ore mine. Please explain to us and revise future filings as appropriate to explain the facts and circumstances and your assessment of the recoverability related to the receivable.

Under the sub-lease underlying the Company's interest in the Wabush iron ore mine, it is entitled to minimum royalty payments of approximately $3.25 million. The sub-lease expires in 2055.

As set forth in the Company's response to question 2 of the Comment Letter, the former operator of the Wabush mine commenced CCAA Proceedings in 2015. In connection with such proceedings, as at June 30, 2017, gross minimum quarterly royalty payments amounting to $5.8 million have been deposited with the court-appointed monitor in trust pending the outcome of an application by the former operator to the court challenging its obligation to make such payments on the basis that such payments are not required where the mine is no longer viable.

In July 2017, the former operator sold the mine assets to Tacora Resources Ltd. under the CCAA Proceedings. Tacora Resources Ltd., as the new operator of the mine, which has disclosed its intention to re-commence mining operations and has remitted the quarterly minimum payment due in July 2017 to the Company. Future minimum payments by the new operator are not subject to the CCAA Proceedings

Management of the Company has reviewed the facts relating to the royalty receivable with its legal advisors and has determined that there is a high probability of recovery as the payments are held in trust in accordance with a court order and the Company's assessment that the former operator's application is without merit.

The $22.2 million net asset recognized as of December 31, 2016 for this interest is a weighted average of multiple scenarios with varying probabilities, including one which assumes a third-party operator restarts the mine in the future and one which assumes continuation of the minimum royalty, among others. The scenario in which a third party operator restarts the mine is based upon projected operations through the year 2035 using four different cash flow scenarios and their related net present value calculations are discounted at a rate of 9%, whereas the cash flows have been adjusted and weighted to reflect the inherent risks of a future cash flow analysis. The minimum royalty scenario is based upon the expected receipt of the minimum royalty for the duration of the sublease, with future cash flows discounted at 10%.

The Company advises that in future filings it will, as appropriate, explain the facts and circumstances and its assessment of the recoverability related to its royalty receivable.

September 1, 2017 Page 7

Note 14. Deferred Income Tax Assets and Liabilities, page 99

14.	Please revise future filings to discuss the status of the proceedings related to the tax notices of reassessment received in November 2012 and February 2016.

The Company advises that in future filings it will discuss the status of the proceedings related to the tax notices of reassessment received in November 2012 and February 2016.

Note 23. Income Taxes, page 108

15.	Please revise future filings to disclose the domestic (i.e. Canadian) and foreign components of pre-tax income and income tax expense. Refer to Rule 4-08(h) of Regulation S-X

The Company advises that in future filings it will disclose the domestic and foreign components of pre-tax income and income tax expense.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Rod Talaifar of our office at (604) 692-3023.

Yours truly,

SANGRA MOLLER LLP

/s/ H.S. Sangra

Per:

H.S. Sangra

/s/ Rod Talaifar

Per:

Rod Talaifar

/s/ Jason Yick

Per:

Jason Yick

New York State Bar No. 4839049

cc.	MFC Bancorp Ltd.

Attention:       Samuel Morrow